599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

February 4, 2015

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-0404 Attention: Jay Ingram, Legal Branch Chief

Re:	Hanson Building Products Limited
Registration Statement on Form S-1
SEC File No. 333-198736

Dear Mr. Ingram:

On behalf of Hanson Building Products Limited (the “Company”), we submit this letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), and hereby request the withdrawal of the Registration Statement on Form S-1 filed with the the Commission on September 15, 2014 as amended on October 23, 2014 and as further amended on December 5, 2014, together with all exhibits thereto (the “Registration Statement”).  Pursuant to Rule 101(a)(1)(i) of Regulation S-T of the Commission, the foregoing is being submitted electronically to the Commission.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Registration Statement was never declared effective and no sales of securities have been made pursuant thereto.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the accounts of the Company.

We appreciate the time and effort expended by the Staff on the Company’s filing.  If you have any questions regarding this request for withdrawal, please contact Stephen T. Giove of Shearman & Sterling LLP at (212) 848-7325.

Very truly yours, /s/ Stephen T. Giove Stephen T. Giove

cc:	Dale Welcome, U.S. Securities and Exchange Commission
Kevin Stertzel, U.S. Securities and Exchange Commission
David Korvin, U.S. Securities and Exchange Commission
Plamen Jordanoff, Chief Executive Officer and President, Hanson Building Products Limited
Mark Conte, Chief Financial Officer, Hanson Building Products Limited